EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of JetBlue Airways Corporation for the registration of JetBlue Airways Corporation’s common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts, stock purchase units, subscription rights and pass-through certificates and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the financial statements and schedule of JetBlue Airways Corporation, and the effectiveness of internal control over financial reporting of JetBlue Airways Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
New York, New York
November 2, 2012